Global SPAC Partners Co.

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

VIA EDGAR

October 13, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Cline

Re:	Global SPAC Partners Co.
Draft Registration Statement on Form S-1
Submitted August 25, 2020
CIK No. 0001821169

Dear Mr. Cline:

Global SPAC Partners Co. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 16, 2020, regarding the Company’s Draft Registration Statement on Form S-1 submitted on August 25, 2020 for the Staff’s review.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the filing of this letter.

Draft Registration Statement on Form S-1

Cover Page

1. Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Registration Statement to limit it to one page.

The Offering, page 7

2. Please disclose whether you plan to list your Class A ordinary shares on Nasdaq following the business combination.

In response to the Staff’s comment, we have revised the disclosure on page 8 of the Registration Statement, indicating our plan to list our Class ordinary shares on Nasdaq following the business combination.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Global SPAC Partners Co.

By:	/s/ Bryant B. Edwards
Name: Title:	Bryant B. Edwards Chief Executive Officer